XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, Colorado 80112

June 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	XTI Aerospace, Inc.

Registration Statement on Form S-1

Filed June 12, 2025

File No. 333-287989

Acceleration Request

Requested Date: Wednesday, June 18, 2025

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-287989) (the “Registration Statement”) to become effective on Wednesday, June 18, 2025, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

XTI Aerospace, Inc.

By:	/s/ Scott Pomeroy
Scott Pomeroy
Chief Executive Officer